June 13, 2013

Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Mr. Kevin Woody
Branch Chief
Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

Re:          Genpact Limited (the “Company”) 2012 Annual Report on Form 10-K
File No. 001-33626 (the “Annual Report”)

Dear Mr. Woody,

We refer to your letter of June 10, 2013 setting forth the comments of the staff of the Securities and Exchange Commission on the Company’s Annual Report filed on March 1, 2013 and our response letter dated June 3, 2013. Our responses are as follows:

Consolidated Statements of Income, page F-6

1.
We note your response to our prior comment two. Your response did not address our comment; as such, it will be reissued. Please tell us how your presentation of Dividend per share complies with paragraph 5 of ASC 260-10-45, or tell us how you determined it was appropriate to present Dividend per share on the face of the income statement. It would be appropriate to present dividend per share within the financial statement footnotes only.

Response:  The Company has considered the guidance in paragraph 5 of ASC 260-10-45. With respect to the special dividend of $2.24 per share we paid on September 24, 2012, the primary reason the Company disclosed the dividend per share information on the face of the income statement in our Annual Report in addition to the footnotes was to make the disclosure more accessible to the reader.

In future filings, disclosure relating to dividends will be included in the footnotes only and not on the face of the income statement.

Please contact me at my office in India on +91-124-4022765 or, in my absence, Heather D. White, Senior Counsel, Securities and Acquisitions on (646) 624-5913 with any questions you may have regarding this response or if you need further information. The Company and its accountants are also available for a conference call with the staff if that would facilitate a prompt review of this issue. Thank you for your consideration.

Sincerely,

/s/ Mohit Bhatia

Mohit Bhatia
Chief Financial Officer